SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ladder Capital Corp

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

Richard O’Toole, Esq.

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

with a copy to:

Alan J. Sinsheimer, Esq. and Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED FUND MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The percentage set forth above is calculated based on 97,967,272 shares of Class A Common Stock outstanding as of February 26, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on February 28, 2018 (the “Form 10-K”). The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding units of Series REIT of Ladder Capital Finance Holdings (“LCFH”) and units of Series TRS of LCFH (collectively, “Units”) and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.5%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,317,419 shares of Class B Common Stock and Units outstanding as of February 26, 2018, as reported in the Form 10-K.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II GP-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage set forth above is calculated based on 97,967,272 shares of Class A Common Stock outstanding as of February 26, 2018, as reported in the Form 10-K. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.5%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,317,419 shares of Class B Common Stock and Units outstanding as of February 26, 2018, as reported in the Form 10-K.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage set forth above is calculated based on 97,967,272 shares of Class A Common Stock outstanding as of February 26, 2018, as reported in the Form 10-K. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.5%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,317,419 shares of Class B Common Stock and Units outstanding as of February 26, 2018, as reported in the Form 10-K.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage set forth above is calculated based on 97,967,272 shares of Class A Common Stock outstanding as of February 26, 2018, as reported in the Form 10-K. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.5%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,317,419 shares of Class B Common Stock and Units outstanding as of February 26, 2018, as reported in the Form 10-K.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RREFII ACQUISITIONS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage set forth above is calculated based on 97,967,272 shares of Class A Common Stock outstanding as of February 26, 2018, as reported in the Form 10-K. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.5%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,317,419 shares of Class B Common Stock and Units outstanding as of February 26, 2018, as reported in the Form 10-K.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RREF II LADDER LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage set forth above is calculated based on 97,967,272 shares of Class A Common Stock outstanding as of February 26, 2018, as reported in the Form 10-K. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.5%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,317,419 shares of Class B Common Stock and Units outstanding as of February 26, 2018, as reported in the Form 10-K.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Schedule 13D filed on March 13, 2017 and amended prior to the date of this amendment (as so amended prior to this amendment, the “Original Schedule 13D”) by Related Fund Management, LLC, a Delaware limited liability company (“Related Management”), Related Real Estate Fund II GP-A, LLC, a Delaware limited liability company (“Related GP-A”), Related Real Estate Fund II GP, L.P., a Delaware limited partnership (“Related GP”), Related Real Estate Fund II, L.P., a Delaware limited partnership (“Related Fund”), RREFII Acquisitions, LLC, a Delaware limited liability company (“RREFII Acquisitions”), and RREF II Ladder LLC, a Delaware limited liability company (“RREF Ladder”), all of whom are together referred to as the “Reporting Persons”, relating to the Class A Common Stock, par value $0.001 per share (“Shares”), of Ladder Capital Corp, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding a new fifth paragraph to read in full as follows:

“Although the Confidentiality Agreement previously filed stated that the Issuer would be providing confidential information to the Reporting Persons (and the Reporting Persons had been hopeful that such information would provide them with a basis for raising their proposed acquisition price per share), the Issuer has refused to provide that information. As a result, the Reporting Persons have determined not to further pursue acquisition discussions with the Issuer at this time and are withdrawing their proposal to acquire the Issuer.”

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1*	Joint Filing Agreement, dated as of March 13, 2017, among the Reporting Persons.

Exhibit 2*	Directors and Executive Officers of Reporting Persons, Related Companies and Realty Group

Exhibit 3*	Stock Purchase Agreement, dated as of February 27, 2017, by and among RREF II Ladder LLC, GI Ladder Holdco LLC, GI Partners Fund III-B, L.P., GI Partners Fund III-A, L.P., TI II Ladder Holdings, LLC, TowerBrook Investors II AIV, L.P., GP09 PX (LAPP) Ladder Capital LTD., GP09 GV Ladder Capital LTD., GP09 PX Ladder Capital LTD. and OCP LCF Holdings Inc.

Exhibit 4*	Stockholders Agreement, dated March 3, 2017, by and among Ladder Capital Corp, RREF II Ladder LLC and any permitted transferee that becomes a party thereto by executing and delivering a joinder thereto.

Exhibit 5*	Lock-Up Agreement, dated March 3, 2017, by and between Deutsche Bank Securities Inc. and RREF II Ladder LLC.

Exhibit 6*	Second Amended and Restated Registration Rights Agreement, dated as of March 3, 2017, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the investors named therein.

Exhibit 7*	Stock Purchase Agreement, dated as of November 9, 2017, by and among RREF II Ladder LLC, TI II Ladder Holdings, LLC and TowerBrook Investors II AIV, L.P.

Exhibit 8*	Letter, dated January 15, 2018, from Related Management to the Board of Directors of the Issuer.

Exhibit 9*	Confidentiality Agreement, dated February 2, 2018, between Related Management and the Issuer.

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 16, 2018	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: April 16, 2018	RELATED REAL ESTATE FUND II GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: April 16, 2018	RELATED REAL ESTATE FUND II GP, L.P.

	By:	Related Real Estate Fund II GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: April 16, 2018	RELATED REAL ESTATE FUND II, L.P.

	By:	Related Real Estate Fund II GP, L.P., its general partner

	By:	Related Real Estate Fund II GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: April 16, 2018	RREFII ACQUISITIONS, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: April 16, 2018	RREF II LADDER LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President